Exhibit 1

Elbit Systems Awarded $127 Million Contract to
Supply Iron Fist APS for Upgrading U.S. Army's
Bradley IFVs

Haifa, Israel, November 5, 2024 – Elbit Systems Ltd. (NASDAQ: ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that it was awarded a follow-on contract of approximately $127 million to supply Iron Fist Active Protection Systems (APS) to General Dynamics Ordnance and Tactical Systems (GD-OTS) for upgrades to the U.S. Army's Bradley M2A4E1 Infantry Fighting Vehicles (IFVs). The contract will be performed over a period of 34 months.

The Iron Fist APS is an advanced Hard Kill system aimed at enhancing the self-defense capabilities of light and heavy armored platforms against modern battlefield threats. It is the Israel Defense Force's Second-Generation APS and is characterized by high performance and low volume, weight and power requirements. The system provides armored platforms with 360-degree protection from a wide variety of anti-tank threats, such as Anti-Tank Rockets (ATR), Anti-Tank Guided Missiles (ATGM), Unmanned Aircraft Systems (UAS) and Loitering threats, in both open terrain and complex urban environments.

Yehuda (Udi) Vered, General Manager of Elbit Systems Land: "This follow-on contract with our strategic partner, GD-OTS, emphasizes the high quality of our active protection system and its level of innovation. We are proud of our contribution to empowering the U.S. Armed Forces, as well as other NATO customers and our support of the Israeli Defense Forces. We remain committed to advancing cutting-edge solutions that enhance our customers' operational capabilities and support their mission success."

About Elbit Systems

Elbit Systems is a leading global defense technology company, delivering advanced solutions for a secure and safer world. Elbit Systems develops, manufactures, integrates and sustains a range of next-generation solutions across multiple domains.
Driven by its agile, collaborative culture, and leveraging Israel’s technology ecosystem, Elbit Systems enables customers to address rapidly evolving battlefield challenges and overcome threats.
Elbit Systems employs over 20,000 people in dozens of countries across five continents. The Company reported as of June 30, 2024, approximately $1.6 billion in revenues and an order backlog of approximately $21.1 billion.
For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, Executive VP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Daniella Finn, VP, Investor Relations
Tel: +972 -544-262636
finn.daniella@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others including the duration and scope of the current war in Israel, and the potential impact on our operations; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.